U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 0-20006
A.	Full title of the Plan:

AnchorBank, fsb Retirement Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office: Anchor BanCorp Wisconsin Inc. 25 West Main Street Madison, Wisconsin 53703

REQUIRED INFORMATION
     Financial Statements. The following financial statements and schedules are filed as part of this annual report for the AnchorBank, fsb Retirement Plan (the “Plan”) and appear immediately after the signature page hereof:
     Report of Independent Registered Public Accounting Firm
     Statements of Net Assets Available for Benefits as of March 31, 2010 and 2009
     Statements of Changes in Net Assets Available for Benefits for the Year Ended March 31, 2010
     Notes to Financial Statements
     Supplemental Schedule

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ANCHORBANK, FSB RETIREMENT PLAN
September 27, 2010	By:	/s/ Ronald Osterholz
Ronald Osterholz
Plan Administrator

INDEX TO EXHIBITS

Number	Description

23.1	Consent of Wipfli, LLP, Independent Registered Accounting Firm.

AnchorBank, fsb
Retirement Plan
Madison, Wisconsin
Financial Statements and Supplemental Schedule
March 31, 2010 and 2009

AnchorBank, fsb
Retirement Plan
Financial Statements and Supplemental Schedule
March 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
To the Trustees
AnchorBank, fsb Retirement Plan
Madison, Wisconsin
We have audited the accompanying statements of net assets available for benefits of AnchorBank, fsb Retirement Plan (the “Plan”) as of March 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended March 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AnchorBank, fsb Retirement Plan as of March 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended March 31, 2010, in conformity with accounting principles generally accepted in the United States.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of March 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income and Security Act of 1974 (ERISA). The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Wipfli LLP
Wipfli LLP
September 20, 2010
2501 West Beltline Highway, Suite 401
Madison, Wisconsin 53713

AnchorBank, fsb
Retirement Plan
Statements of Net Assets Available for Benefits
March 31, 2010 and 2009

	2010	2009

Assets
Investments, at fair value:
Mutual funds	$38,442,021	$27,215,248
Common stock	789,072	1,316,980
Common/collective trust fund	3,719,426	4,522,564
Money market fund	46,112	305,012
Participant loans	2,177	29,822

Total investments, at fair value	42,998,808	33,389,626

Net assets available for benefits, at fair value	$42,998,808	$33,389,626

See accompanying notes to financial statements.

AnchorBank, fsb
Retirement Plan
Statement of Net Changes in Net Assets Available for Benefits
Year Ended March 31, 2010

Additions to net assets attributed to:
Earnings on investments:
Net appreciation in fair value of investments	$10,541,623
Interest and dividends	601,485

Total earnings on investments	11,143,108

Contributions:
Participant deferrals	2,358,916
Employer matching	542,019
Participant rollovers	744

Total contributions	2,901,679

Total additions	14,044,787

Deductions from net assets attributed to:
Administrative expenses	18,261
Benefits paid to participants	4,417,344

Total deductions	4,435,605

Net increase in net assets available for benefits	9,609,182
Net assets available for benefits — At beginning of year	33,389,626

Net assets available for benefits — At end of year	$42,998,808

See accompanying notes to financial statements.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 1 Plan Description
The following description of AnchorBank, fsb Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all employees of AnchorBank, fsb and related entities, (collectively the “Employer”), who have completed 60 days of employment. Participants may enter the Plan the first of the month after meeting the service requirement.
Contributions
The Plan is funded by participant pretax and after tax salary deferrals of up to 50% of eligible compensation, participant rollover contributions, and employer matching and discretionary profit sharing contributions. Employer matching contributions consisted of: (1) 100% of the participant’s deferral contribution up to 2% of the participant’s salary; (2) 50% of the participant’s salary deferral contribution in excess of 2% up to 4% of the participant’s salary; and (3) 25% of the participant’s salary deferral contribution in excess of 4% up to 8% of the participant’s salary. In October 2009, the Employer matching contributions were suspended.
The Employer matching contribution totaled $542,019 for the year ended March 31, 2010. The Employer made no discretionary profit sharing contributions during the year ended March 31, 2010.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 1 Plan Description (Continued)
Vesting
Participants are immediately vested in their deferral and rollover contributions plus earnings thereon. A participant is vested in the Employer’s contributions and earnings thereon according to the following schedule:

Years of Service	Percent Vested

Less than two years	0
Two years	25
Three years	50
Four years	75
Five or more years	100
Notwithstanding the above vesting schedule, employer contributions are 100% vested upon death, disability, or the attainment of retirement age.
Participants who terminate for reasons other than death, disability, or retirement, and are less than fully vested, forfeit the nonvested portion of their account. Forfeitures are used to first pay any administrative expenses, then to reduce future employer contributions. Forfeited amounts totaled $35,583 for the year end March 31, 2010. Unallocated forfeitures totaled $37,435 and $1,530 at March 31, 2010 and 2009, respectively.
Participant Accounts
Each participant’s account is credited with: (a) salary deferrals and related Employer matching contributions, (b) participant rollover contributions, (c) discretionary Employer profit sharing contributions, and (d) plan earnings/losses, and charged with an allocation of administrative expenses.
Payment of Benefits
Upon termination of service, a participant may elect to receive either: (a) a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or (b) an annuity.
Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 2 Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles generally accepted in the United States require investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the common/collective trust fund as well as the adjustment of the fully benefit-responsive portion of the common/collective trust fund from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
At March 31, 2010 and 2009, the fair value of the common/collective trust fund approximated contract value. As such, the adjustment from fair value to contract value is not presented on the statement of net assets available for benefits for the investment in common/collective trust fund relating to fully benefit-responsive investment contracts.
Use of Estimates in Preparation of Financial Statements
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.
Investments
Mutual funds and money market investments are valued at the quoted market prices that represent the net asset value of shares held by the Plan at year-end. Common stock is stated at fair value, which is based on quoted market prices on the last business day of the Plan. Participant loans, which were merged into the Plan from the S&C Bank benefit plan and are otherwise not permitted under the Plan, are stated at their outstanding principal balance, which approximates fair value. The Plan’s investment in the common/collective trust fund consists entirely of units of the Morley Stable Value Omnibus Fund and is reported at fair value.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 2 Summary of Significant Accounting Policies (Continued)
Investments (Continued)
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses and unrealized appreciation and depreciation of plan assets are reported in the statement of changes in net assets available for benefits as net depreciation in fair value of investments.
Payment of Benefits
Benefits are recorded when paid.
Adoption of New Accounting Standard
Effective September 15, 2009, the Financial Accounting Standards Board (FASB) established the Accounting Standards Codification (Codification) as the source of authoritative accounting principles to be applied no nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue updates to the Codification. The Codification does not change GAAP, but rather organizes authoritative GAAP literature into one document.
Subsequent Events
Subsequent events have been evaluated through September 20, 2010, which is the date the financial statements were issued.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 3 Investments
Investments that represent 5% or more of the Plan’s net assets at March 31 are as follows:

	2010		2009

AIM International Growth Fund	$	*	$2,200,665
Dreyfus Premier Balanced Opportunity Fund		*	2,748,443
Franklin Templeton Income Fund		*	2,346,697
Franklin Templeton U.S. Government Securities Fund		**	2,178,281
Franklin Templeton Growth Fund		*	2,303,058
American Funds Growth Fund of America		5,217,344	2,481,619
American Funds EuroPacific Growth Fund		4,237,764	*
American Funds Balanced Fund		6,546,491	*
Hartford Capital Appreciation Fund		6,320,720	2,470,357
Goldman Sachs Group Mid-Cap Value Fund		*	2,165,963
Thompson Plumb Growth Fund		*	1,743,195
Morley Stable Value Omnibus Fund		3,719,426	4,522,564
MFS Value Fund		2,438,921	*
Perkins Mid-Cap Value Fund		3,281,496	*
Pimco Total Return Fund		2,396,257	*

*	Investment was not offered by the Plan at the end of the Plan year

**	The investment is less than 5% of the Plan’s net assets available for benefits
During 2010, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Common stock	$(463,274)
Common/collective trust fund	83,317
Mutual funds	10,921,580

Total	$10,541,623

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 4 Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 19, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.
Note 5 Transactions With a Party-in-Interest
Fees paid during the year for administrative services rendered by a party-in-interest were based on customary and reasonable rates for such services. Certain plan services are performed by or paid by the Employer. Certain plan investments are shares of common stock of the Employer. There were no dividends declared and paid on the Employer’s common stock during the year ended March 31, 2010. These transactions qualify as party-in-interest transactions.
Note 6 Risks and Uncertainties
The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Note 7 Concentration of Credit Risk
The Plan has concentrated its credit risk by maintaining its investments with a single custodian. These investments are diversified within a common/collective trust fund, a money market fund, mutual funds, and common stock. The maximum loss that could result is $42,996,631 as of March 31, 2010. Participant loans, valued at $2,177 as of March 31, 2010, are also uninsured.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 8 Fair Value Measurements
FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:
Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Money market and mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 8 Fair Value Measurements (Continued)
Participant loans: Valued at amortized cost, which approximates fair value.
Common/collective trust fund: Valued at fair value based on the unit price quoted from the fund representing the fair value of the underlying investments.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of March 31, 2010 and 2009:

	Assets at Fair Value as of March 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth	$6,726,209	$—	$—	$6,726,209
International	5,939,621	—	—	5,939,621
Value	6,073,096	—	—	6,073,096
Balanced	6,546,491	—	—	6,546,491
Blended	8,128,000	—	—	8,128,000
Bond	5,028,604	—	—	5,028,604

Total mutual funds	38,442,021	—	—	38,442,021

Common/collective trust fund	—	3,719,426	—	3,719,426
Money market	46,112	—	—	46,112
Common stock	789,072	—	—	789,072
Participant loans	—	—	2,177	2,177

Total assets at fair value	$39,277,205	$3,719,426	$2,177	$42,998,808

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 8 Fair Value Measurements (Continued)

	Assets at Fair Value as of March 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth	$9,139,732	$—	$—	$9,139,732
International	2,200,665	—	—	2,200,665
Value	3,740,754	—	—	3,740,754
Balanced	2,890,405	—	—	2,890,405
Blended	3,473,300	—	—	3,473,300
Bond	5,770,392	—	—	5,770,392

Total mutual funds	27,215,248	—	—	27,215,248

Common/collective trust fund	—	4,522,564	—	4,522,564
Money market	305,012	—	—	305,012
Common stock	1,316,980	—	—	1,316,980
Participant loans	—	—	29,822	29,822

Total assets at fair value	$28,837,240	$4,522,564	$29,822	$33,389,626

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended March 31, 2010:

Participant Loans

Balance, beginning of year	$29,822

Payments received	(27,645)

Balance, end of year	$2,177

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 9 Other Matters
In June 2009, it was determined that unusual trading activity initiated by certain participants within the Plan’s Unitized Anchor Stock Fund occurred between September 2008 and June 2009. The trading activity had the impact of generating inflated unit balances within the Unitized Anchor Stock Fund for the participants involved. The Plan Administrator has determined that the trading activity and results were not consistent with the intent of the Unitized Anchor Stock Fund offering. The Sponsor amended the Plan effective April 1, 2010, to close the Unitized Anchor Stock Fund to new contributions and require existing balances to be invested in other Plan investment options. The Plan Administrator has obtained restitution agreements from two of the participants involved and has reallocated their inflated unit balances to affected participants. The Sponsor’s case against the third participant was dismissed in August 2010. The trading activity did not impact reported net assets available for benefits or total investment gains or losses for the Plan as a whole.

Supplemental Schedule

AnchorBank, fsb
Retirement Plan
Employer ID #39—0129660, Plan #001
Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
March 31, 2010

	Description of Investment
Identity of Issuer,	Including Maturity Date,
Borrower, Lessor,	Rate of Interest, Collateral,		Current
or Similar Party	Par, or Maturity Value	Cost	Value

	Mutual Funds:
American Funds	111,725.914 units EuroPacific Growth Fund	**	$4,237,764

	391,068.766 units Balanced Fund	**	6,546,491

	186,067.917 units Growth Fund of America	**	5,217,344

Franklin Templeton Mutual Funds	260,565.5984 units U.S. Government Securities Fund	**	1,743,184

Harbor Funds	31,016.163 units International Fund	**	1,701,857

Hartford Funds	198,141.6950 units Capital Appreciation Fund	**	6,320,720

MFS Funds	112,704.282 units Value Fund	**	2,438,921

Morgan Stanley Funds	37,101.572 units Institutional Mid-Cap Fund	**	1,079,285

Royce Pennsylvania Funds	35,197.542 units Pennsylvania Mutual Svc Fund	**	352,679

Perimeter Funds	43,348.147 units Small Cap Growth Fund	**	429,580

Perkins Funds	156,934.308 units Mid-Cap Value Fund	**	3,281,496

Pimco Funds	81,799.728 units Real Return Fund	**	889,163

	217,052.291 units Total Return Fund	**	2,396,257

AnchorBank, fsb
Retirement Plan
Employer ID #39—0129660, Plan #001
Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year) (Continued)
March 31, 2010

Identity of Issuer,	Including Maturity Date,
Borrower, Lessor,	Rate of Interest, Collateral,		Current
or Similar Party	Par, or Maturity Value	Cost	Value

	Mutual Funds: (Continued)
Schwab Funds	98,866.544 units S&P 500 Index	**	1,807,280

	Total mutual funds		38,442,021

	Common Stock:
Anchor BanCorp Wisconsin, Inc.*	715,372 shares common stock	**	789,072

	Common/Collective Trust Fund:
Morley Funds	168,860.633 units Stable Value Omnibus Fund	**	3,719,426

	Money Market:
SSGA Funds	46,112.06 units Money Market Fund	**	46,112

	Participant Loans:
	Interest rates 6.25% to 8.25%	**	2,177

	Total	**	$42,998,808

*	Party-in-interest

**	Cost information not required — Investments are participants-directed.
See Report of Independent Registered Public Accounting Firm.